Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, November 24 2015

MOKO Launches Its Exclusive High School App “Bigteams Powered by REC*IT” To Over 4,000 U.S. High Schools - Allows MOKO to Capture The Highly Valuable Youth Demographic Cultivating A Student Audience From The Moment They Enter High School Until They Graduate College

Highlights

•    Exclusive agreement with BigTeams grants MOKO access to provide its app, BigTeams powered by REC*IT, to over 4,000 U.S. high schools, targeting the highly valuable ‘youth’ demographic

•    Extending audience reach from colleges into high schools, MOKO will engage and capture teen students, a highly desired demographic to brands and advertisers as they create more “word-of-mouth” content than any other age group

•    MOKO will be able to capture and engage with a student user over an extended period of time, through transitioning a high school user to a REC*IT college user

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media (NASDAQ: MOKO and ASX: MKB) today announces the release its new app, BigTeams powered by REC*IT, made available to students at over 4,000 U.S. high schools, under an exclusive agreement with BigTeams, the largest high school sports software platform in the U.S.

MOKO’s app, BigTeams powered by REC*IT, uses BigTeams data to provide scheduling information, team rosters, player stats, up-to-date sports announcements and social media integration in an easy to use mobile app for both students and parents at high schools across the U.S.

The new app provides MOKO with a huge opportunity, extending its audience reach from an already valuable college market, into the highly sought after high school market. According to the U.S. Department of Education, there are approximately 15 million students enrolled in U.S. high schools this fall and BigTeams is the high school sports market leader with approximately 15% market share. This provides MOKO with a market opportunity of over 2 million high school students, and their parents. High school students are one of the most desired demographics by brands and advertisers, as teens aged 13 - 17 create more “word-of-mouth” content than any other age group. With 68.4% of students attending college after high school graduation, as reported by the Bureau of Labor, MOKO will also be able to transition users from BigTeams powered by REC*IT to its flagship college app, REC*IT, allowing MOKO to capture and engage with student users over multiple years, making those users even more valuable to advertisers. MOKO’s suite of bespoke college apps include:

•	REC*IT - the leading mobile app for college intramural and sport activities, made available exclusively to around 1,100 U.S. colleges;

•	REC*IT FITNESS - MOKO’s recently launched app for college fitness activities; and,

•	Speakiesy - a closed-campus social network that can only be accessed with a “.edu” email from a specific college.

The BigTeams powered by REC*IT app will roll-out with the assistance of BigTeams, who will market and promote the app to schools, faculty members and coaches through their pre-existing network and relationships. BigTeams and MOKO also plan to feature the new BigTeams powered by REC*IT app at the 2015 National Athletic Directors Conference and the National Interscholastic Athletic Administrators Association Annual Meeting in December, hosted in Orlando. This is one of the largest industry conferences for high school athletic directors, allowing MOKO to engage and inform thousands of high school administrators across the country about the benefits of the new BigTeams powered by REC*IT app.

For more information contact:

U.S.:

Jed Latkin

917-957-4987

jed.latkin@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading U.S. college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,100 U.S. colleges , representing approximately 50% of the U.S. college population, and to over 4,400 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.